3 November 2015

John Pettigrew to succeed Steve Holliday as Chief Executive of National Grid

National Grid today announces that Steve Holliday has informed the Board that he wishes to retire as Chief Executive Officer (CEO) and leave the company in 2016. He will be succeeded as CEO by John Pettigrew, currently Executive Director of the Group’s UK operations. Steve will remain CEO until the end of this financial year (31 March 2016) and on the Board until July 2016, to support John with the transition.

Steve will leave National Grid after nearly a decade as CEO and 14 years on the Board. He joined the company in 2001 as Board member for UK Transmission after 20 years in the oil industry, and was appointed as CEO in 2006.

John Pettigrew has been with National Grid for nearly 25 years and joined the Board in 2014 as Executive Director UK. During his time at the company he has held several senior management roles becoming Director of Engineering in 2003; Chief Operating Officer and Executive Vice President for the US Electricity Distribution & Generation business in 2007; Chief Operating Officer for UK Gas Distribution in 2010; and UK Chief Operating Officer from 2012 to 2014.

Sir Peter Gershon, National Grid Chairman, said: “Steve has made a significant contribution to the energy sector and National Grid. Under Steve’s leadership the company has delivered excellent returns for shareholders ensuring its place as one of the world’s leading utilities. I am delighted that after a very thorough and rigorous selection process, carried out by the Nominations Committee, he will be succeeded by John Pettigrew who has run the major operational divisions of National Grid. The Committee was unanimous in its support for John given his experience covering our UK and US operations. He was the architect of National Grid’s strategy for ensuring the delivery and out performance under the UK regulatory regime, RIIO. He also played a pivotal role in introducing improvements and demonstrating strong leadership within both the US Electricity Transmission and Distribution businesses”.

Steve Holliday said: “It has been a great privilege to have been part of shaping National Grid’s success over the past 14 years. The business is in a strong position with good regulatory frameworks and excellent prospects for growth, and I am pleased to be leaving National Grid in the very capable hands of John Pettigrew and a high performing management team. I would like to thank every National Grid employee for their part in our success and for living up to our broader responsibilities as a business”.

John Pettigrew said: “I am delighted to have been asked by the Board to take over as CEO of National Grid. Under Steve’s leadership the company has transformed its performance and culture whilst always meeting our customers’ demand for more resilient energy networks. I look forward to working with our customers, shareholders, partners and employees to meet the challenges and opportunities of the changing UK and US energy landscapes”.

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Notes to editors:

Steve Holliday:

Steve Holliday was appointed to the National Grid Board in March 2001, and was appointed CEO in 2006. He has steered the company through significant change with achievements including the $7.3bn acquisition of KeySpan and the 2014 award for Responsible Business of the Year. In addition to volunteering his time to lead a number of skills and STEM activities, his external appointments include Chairman of Crisis UK, Chairman of the Energy and Efficiency Industrial Partnership, Vice Chairman for Business in the Community and Vice Chairman of The Careers and Enterprise Company. Steve also Chairs the Young Offender Programme, led by National Grid, which in 2011 marked 2000 offenders through the Programme.

Previous roles include Executive Director of British Borneo Oil and Gas and senior positions in Exxon, where he spent 19 years after graduating from the University of Nottingham. He has also been Chairman of UK Business Council for Sustainable Energy, the Prince of Wales National Ambassador and Non-Executive Director of Marks and Spencer Group plc.

John Pettigrew:

John Pettigrew joined National Grid in 1991 as a graduate and has held various senior management roles, becoming Director of Engineering in 2003. He went on to become Chief Operating Officer and Executive Vice President for the US Electricity Distribution & Generation business between 2007 and 2010; Chief Operating Officer for UK Gas Distribution between 2010 and 2012; and UK Chief Operating Officer from 2012 to 2014.

Mr Pettigrew has been appointed on an annual salary of £825,000, effective from 1 April 2016. This will next be reviewed in June 2017. His salary has been set in line with the Company’s remuneration policy and the Remuneration Committee of the Company intends, subject to his performance, to increase it towards market level by way of future phased increases in excess of those awarded to other Company employees and of market movement. Mr Pettigrew will retain his existing benefits, including those relating to pension, and will in addition have the use of a driver when required. As the CEO role is based in London rather than Warwick, Mr Pettigrew will be required to relocate and the Company will reimburse certain relocation expenses. He will remain eligible to participate in the National Grid Annual Performance Plan (APP) and Long Term Performance Plan (LTPP). His target and maximum APP opportunity will remain at 62.5% and 125% of base salary respectively, and will be linked to the achievement of corporate financial measures and individual objectives specific to his role. He will be eligible to receive a LTPP award over shares of a maximum of 350% of base salary (rather than 300% of base salary in his current role), subject to long-term performance conditions. Outstanding awards granted in previous years under the LTPP will be allowed to continue on their original terms.

The APP awards are paid 50% in cash and 50% in shares, which Mr Pettigrew would be expected to retain for two years after receipt. The LTPP awards vest subject to performance measured over three years, and must be retained for two years following vesting. As CEO, Mr Pettigrew will be required to build up and retain a shareholding in National Grid amounting to 500% of his base salary.

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